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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13-d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. )*


                                NSD BANCORP, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    6293D108
             ------------------------------------------------------
                                 (CUSIP NUMBER)


                           James P. Radick, Treasurer
                                NSD Bancorp, Inc.
                               5004 McKnight Road
                              Pittsburgh, PA 15237
             ------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    May 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
CUSIP NO. 6293D108                SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------
1       Name of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)

        William R. Baierl
-------------------------------------------------------------------------------------------------------------------
2       Check the Appropriate Box If a Member of a Group                                         (a)  /  /
                                                                                                 (b)  /x /
-------------------------------------------------------------------------------------------------------------------
3       SEC Use Only
-------------------------------------------------------------------------------------------------------------------
4       Source of Funds

        PF
-------------------------------------------------------------------------------------------------------------------
5       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)       / /
-------------------------------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States of America
-------------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with           7       Sole Voting Power

                                                                                    314,193
                                                                            ---------------------------------------
                                                                            8       Shared Voting Power

                                                                                    16,265
                                                                            ---------------------------------------
                                                                            9       Sole Dispositive Power

                                                                                    314,193
                                                                            ---------------------------------------
                                                                            10      Shared Dispositive Power

                                                                                    16,265
-------------------------------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        314,193
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12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   / x /
-------------------------------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        10.59
-------------------------------------------------------------------------------------------------------------------
14      Type of Reporting Person

        IN
-------------------------------------------------------------------------------------------------------------------



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                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1.

ITEM 1.  SECURITY AND ISSUER.

        This Statement on Schedule 13D relates to the common stock, par value $1.00 per share of NSD Bancorp, Inc., a Pennsylvania corporation (the "Issuer") and is being filed by William R. Baierl (the "Reporting Person"). The Issuer's principal executive offices are located at 5004 McKnight Road, Pittsburgh, Pennsylvania 15237.

ITEM 2.         IDENTITY AND BACKGROUND.

                a)      Name: The name of the Reporting Person is William R.
                        Baierl.

                b) Address: The residence address for the Reporting Person is 9599 Kummer Road, Allison Park, Pennsylvania 15101.

                c) Present Occupation and Address: The Reporting Person is currently the President of Baierl Chevrolet, Inc., 10430 Perry Highway, Wexford, Pennsylvania 15090.

                d) Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                e) Civil Proceedings: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                f) Citizenship: The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person will fund all purchases of the Issuer's common stock with his personal, available liquid resources and will not use any borrowed funds for any transactions.



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ITEM 4. PURPOSE OF TRANSACTION.

        The shares of common stock acquired (or deemed to have been acquired) by the Reporting Person were acquired for investment purposes. The Reporting Person intends to periodically review his investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's common stock, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of his securities of the Issuer reported herein through open market or privately negotiated transactions.

        The Reporting Person does not have any current plans or proposals that relate to or would result in:

                a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                e) any material change in the present capitalization or dividend policy of the Issuer;

                f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
                        Section 13 of the Investment Company Act of 1940;

                g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Issuer by any person;

                h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



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                i)      a class of equity securities of the Issuer becoming
                        eligible for termination of registration pursuant to
                        Section 12(g)(4) of the Securities Exchange Act of 1934; or

                j)      any action similar to any of those enumerated above.

        The Reporting Person reserves the right, in the future, to change the purpose or purposes described above.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

                a) Aggregate Number and Percentage of Securities. The Reporting Person has sole voting and dispositive power and is the beneficial owner of 314,193 shares of the Issuer's common stock, which includes the right to exercise 3,109 common stock options, representing in the aggregate, approximately 10.59% of the class (based upon 2,966,235 shares of common stock outstanding on July 31,
                        2001), as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001. The Reporting Person has shared voting power and shared dispositive power over 16,265 shares of the Issuer's common stock but the Reporting Person disclaims beneficial ownership of these shares.

                b) Power to Vote and Dispose. The Reporting Person has sole and shared voting and dispositive power over the shares identified in response to Item 5(a) above.

                c) Transactions within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including his right to exercise 3,109 common stock options, within sixty (60) days preceding the date hereof.

                d) Certain Rights of Other Persons. As noted in the response to Item 5(a) above, the Reporting Person shares voting power and dispositive power with regard to 16,265 shares of the Issuer's common stock, representing less than 1% of the class (based upon the Issuer's number of shares of common stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

                e)      Date Ceased to be a 5% Owner. Not Applicable.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

        The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 20, 2001



                                                     /s/ William R. Baierl

                                                     William R. Baierl


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



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